Exhibit 99.3

NORTH AMERICAN CONSTRUCTION GROUP LTD.
Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

KPMG LLP
2200, 10175 - 101 Street
Edmonton AB T5J 0H3
Telephone (780) 429-7300
Fax (780) 429-7379
www.kpmg.ca

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of North American Construction Group Ltd.:
Opinion on Internal Control Over Financial Reporting
We have audited North American Construction Group Ltd. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the “consolidated financial statements”), and our report dated March 13, 2024 expressed an unqualified opinion on those consolidated financial statements.
The Company acquired the MacKellar Group (“MacKellar”) during 2023, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023, MacKellar’s internal control over financial reporting associated with approximately 37% of total assets, 13% of revenues, and 22% of net income included in the consolidated financial statements of the Company as of and for the year ended December 31, 2023. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of MacKellar.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.
KPMG Canada provides services to KPMG LLP.

Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants
Edmonton, Canada
March 13, 2024

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.
KPMG Canada provides services to KPMG LLP.

KPMG LLP
2200, 10175 - 101 Street
Edmonton AB T5J 0H3
Telephone (780) 429-7300
Fax (780) 429-7379
www.kpmg.ca

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of North American Construction Group Ltd.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of North American Construction Group Ltd. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 13, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.
KPMG Canada provides services to KPMG LLP.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Variable consideration from unapproved contract modifications related to construction services
As discussed in note 2(c) to the consolidated financial statements, the Company recognizes revenue from contracts with customers related to construction services. Once a project is underway, the Company will often experience changes in conditions, client requirements, specifications, designs, material and work schedules. When a change becomes a point of dispute between the Company and a customer, the Company will assess the legal enforceability of the change to determine if an unapproved contract modification exists. The Company considers a contract modification to exist when the modification either creates new or changes the existing enforceable rights and obligations. If an unapproved contract modification exists, the associated revenue is treated as variable consideration, subject to a constraint. Management estimates this variable consideration utilizing estimation methods that best predict the amount of consideration to which the Company will be entitled. The Company recognized revenue of $8.0 million and equity earnings in affiliates and joint ventures of $8.7 million from variable consideration related to unapproved contract modifications for the year ended December 31, 2023.
We identified the evaluation of the estimate of variable consideration from unapproved contract modifications as a critical audit matter. The evaluation of the estimate of variable consideration from unapproved contract modifications involved a high degree of complex and subjective auditor judgment as the estimate of variable consideration from unapproved contract modifications is dependent on a number of factors, including the legal enforceability of the contract modification and the amount expected to be recovered. Changes in these factors and assumptions could have a material effect on the amount of variable consideration recognized.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and implementation and tested the operating effectiveness of internal controls related to the process to estimate the variable consideration from unapproved contract modifications. We evaluated the Company’s ability to estimate variable consideration from unapproved contract modifications by comparing historical estimates to actual results. For a selection of contracts identified with variable consideration from unapproved contract modifications, we performed the following:
–obtained a legal evaluation of the contractual provisions from internal counsel;
–inspected available correspondence with the customer
–inspected the relevant provisions within the executed contract with the customer to evaluate consistency with the Company’s estimate of variable consideration; and
–conducted interviews with relevant project personnel and executive management to gain an understanding of the status of project activities, negotiations with the customer, and expectations of amounts to be recovered
KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.
KPMG Canada provides services to KPMG LLP.

Fair value measurement of property, plant and equipment acquired in business combination
As discussed in note 21 to the consolidated financial statements, the Company acquired the MacKellar Group (MacKellar) in a business combination that was completed on October 1, 2023 (the acquisition date). The Company acquired property, plant and equipment (PP&E) with an acquisition-date fair value of $394 million. The determination of the acquisition-date fair value of PP&E requires the Company to make significant estimates and assumptions, including the identification of market prices for comparable assets. The Company engaged an independent valuation specialist to estimate the fair value of PP&E as of the acquisition date.
We identified the evaluation of the acquisition-date fair value of PP&E recognized as part of the MacKellar business combination as a critical audit matter. A high degree of subjective auditor judgment and specialized skills and knowledge were required in evaluating certain inputs into the preliminary fair value determinations, including the identification of market prices for comparable assets.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and implementation and tested the operating effectiveness of certain internal controls related to the Company’s acquisition-date valuation process, including controls related to the determination of the fair value of PP&E and the identification of market prices for comparable assets. We evaluated the competence, capabilities, and objectivity of the independent valuation specialist engaged by the Company who assisted in the determination of the acquisition-date fair value of PP&E. We also involved valuation professionals with specialized skills and knowledge to assist in:
–evaluating the valuation methods used to estimate the acquisition-date fair value of PP&E; and
–evaluating the Company’s identification of market prices of comparable assets by performing independent market research to assess the market prices.
Fair value measurement of contingent consideration related to the earn-out amount in business combination
As discussed in note 21 to the consolidated financial statements, the Company acquired MacKellar in a business combination that was completed on October 1, 2023 (the acquisition date). The purchase consideration for this business combination consisted of various components and includes an earn-out amount payable over the next four years. As of the acquisition date, the Company recognized a contingent consideration liability with a fair value of $79.8 million related to the earn-out amount. The determination of the acquisition-date fair value of contingent consideration related to the earn-out amount required the Company to make significant estimates and assumptions, including estimating the future forecasted net income of MacKellar and the determination of the discount rate. The Company engaged an independent valuation specialist to estimate the fair value of contingent consideration related to the earn-out amount as of the acquisition date.
We identified the evaluation of the acquisition-date fair value of contingent consideration related to the earn-out amount recognized as part of the MacKellar business combination as a critical audit matter. A high degree of subjective auditor judgment and specialized skills and knowledge were required in evaluating certain inputs into the preliminary fair value determination, including estimating the future forecasted net income of MacKellar and the determination of the discount rate.
KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.
KPMG Canada provides services to KPMG LLP.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and implementation and tested the operating effectiveness of certain internal controls related to the Company’s acquisition-date valuation process, including controls related to the determination of the acquisition-date fair value of contingent consideration related to the earn-out amount, the estimation of future forecasted net income of MacKellar, and the determination of the discount rate. We evaluated the competence, capabilities, and objectivity of the independent valuation specialist engaged by the Company who assisted in the determination of the acquisition-date fair value of contingent consideration related to the earn-out amount. We evaluated the estimated future forecasted net income of MacKellar used in the determination of the acquisition-date fair value of contingent consideration related to the earn-out amount by:
–comparing it to MacKellar’s actual historical results; and
–assessing the Company’s ability to accurately estimate MacKellar’s forecasted net income by comparing the forecasted amounts to MacKellar’s actual results subsequent to the acquisition date.
In addition, we involved valuation professionals with specialized skills and knowledge to assist in:
–evaluating the valuation method used to estimate the acquisition-date fair value of contingent consideration related to the earn-out amount; and
–evaluating the discount rate used by comparing the inputs used by the Company to determine the discount rate to publicly available market data for comparable entities.
We have served as the Company’s auditor since 1988.
Chartered Professional Accountants
Edmonton, Canada
March 13, 2024
KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.
KPMG Canada provides services to KPMG LLP.

Consolidated Balance Sheets
As at December 31
(Expressed in thousands of Canadian Dollars)

	Note	2023	2022
Assets
Current assets
Cash		$88,614	$69,144
Accounts receivable	4,9	97,855	83,811
Contract assets	5(b)	35,027	15,802
Inventories	6	64,962	49,898
Prepaid expenses and deposits		7,402	10,587
Assets held for sale		1,340	1,117
		295,200	230,359
Property, plant and equipment	7	1,142,946	645,810
Operating lease right-of-use assets	8	12,782	14,739
Intangible assets		6,971	6,773
Investments in affiliates and joint ventures	9	81,435	75,637
Other assets	10,15(b)	7,144	5,808
Deferred tax assets	11	—	387
Total assets		$1,546,478	$979,513
Liabilities and shareholders' equity
Current liabilities
Accounts payable		$146,190	$102,549
Accrued liabilities	12	94,726	43,784
Contract liabilities	5(b)	59	1,411
Current portion of long-term debt	2(a),13	81,306	42,089
Current portion of operating lease liabilities	8	1,742	2,470
		324,023	192,303
Long-term debt	2(a),13	611,313	378,452
Operating lease liabilities	8	11,307	12,376
Other long-term obligations	5(b),14	134,357	18,576
Deferred tax liabilities	11	108,824	71,887
		1,189,824	673,594
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – December 31, 2023 - 27,827,282 (December 31, 2022 – 27,827,282))	16(a)	229,455	229,455
Treasury shares (December 31, 2023 - 1,090,187 (December 31, 2022 - 1,406,461))	16(a)	(16,165)	(16,438)
Additional paid-in capital		20,739	22,095
Retained earnings		123,032	70,501
Accumulated other comprehensive (loss) income		(407)	306
Shareholders' equity		356,654	305,919
Total liabilities and shareholders' equity		$1,546,478	$979,513
Contingencies	24
Approved on behalf of the Board

/s/ Joseph Lambert	/s/ Bryan D. Pinney
Joseph Lambert, President and Chief Executive Officer	Bryan D. Pinney, Audit Chair and Lead Director
See accompanying notes to consolidated financial statements.

Consolidated Financial Statements December 31, 2023	F - 1	North American Construction Group Ltd.

Consolidated Statements of Operations and
Comprehensive Income
For the years ended December 31
(Expressed in thousands of Canadian Dollars, except per share amounts)

	Note	2023	2022
Revenue	5	$957,220	$769,539
Cost of sales	18	671,684	548,723
Depreciation		131,319	119,268
Gross profit		154,217	101,548
General and administrative expenses	20,21	56,844	29,855
Loss on disposal of property, plant and equipment		1,659	536
Operating income		95,714	71,157
Equity earnings in affiliates and joint ventures	9	(25,815)	(37,053)
Interest expense, net	19	36,948	24,543
Change in fair value of contingent consideration	15(a)	4,681	—
Gain on derivative financial instruments	15(b)	(6,063)	(778)
Income before income taxes		85,963	84,445
Current income tax expense	11	6,841	1,627
Deferred income tax expense	11	15,981	15,446
Net income		63,141	67,372
Other comprehensive income
Unrealized foreign currency translation loss (gain)		713	(304)
Comprehensive income		$62,428	$67,676

Per share information
Basic net income per share	16(b)	$2.38	$2.46
Diluted net income per share	16(b)	$2.09	$2.15
See accompanying notes to consolidated financial statements.

Consolidated Financial Statements December 31, 2023	F - 2	North American Construction Group Ltd.

Consolidated Statements of Changes in Shareholders’
Equity
(Expressed in thousands of Canadian Dollars)

	Common shares	Treasury shares	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total
Balance at December 31, 2021	$246,944	$(17,802)	$37,456	$11,863	$2	$278,463
Net income	—	—	—	67,372	—	67,372
Unrealized foreign currency translation gain	—	—	—	—	304	304
Dividends ($0.32 per share)	—	—	—	(8,734)	—	(8,734)
Share purchase program	(17,489)	—	(16,643)	—	—	(34,132)
Purchase of treasury shares	—	(2,030)	—	—	—	(2,030)
Stock-based compensation	—	3,394	1,282	—	—	4,676
Balance at December 31, 2022	$229,455	$(16,438)	$22,095	$70,501	$306	$305,919
Net income	—	—	—	63,141	—	63,141
Unrealized foreign currency translation loss	—	—	—	—	(713)	(713)
Dividends ($0.40 per share)	—	—	—	(10,610)	—	(10,610)
Purchase of treasury shares	—	(5,991)	—	—	—	(5,991)
Stock-based compensation	—	6,264	(1,356)	—	—	4,908
Balance at December 31, 2023	$229,455	$(16,165)	$20,739	$123,032	$(407)	$356,654
See accompanying notes to consolidated financial statements.

Consolidated Financial Statements December 31, 2023	F - 3	North American Construction Group Ltd.

Consolidated Statements of Cash Flows
For the years ended December 31
(Expressed in thousands of Canadian Dollars)

	Note	2023	2022
Cash provided by
Operating activities:
Net income		$63,141	$67,372
Adjustments to reconcile net income to cash from operating activities:
Depreciation		131,319	119,268
Amortization of deferred financing costs	19	1,635	1,076
Loss on disposal of property, plant and equipment		1,659	536
Gain on derivative financial instruments	15(b)	(6,063)	(778)
Stock-based compensation expense	20	15,828	4,780
Cash settlement of deferred share unit plan	20(c)	(7,817)	—
Equity earnings in affiliates and joint ventures	9	(25,815)	(37,053)
Dividends and advances received from affiliates and joint ventures	9	19,330	12,760
Deferred income tax expense	11	15,981	15,446
Non-cash changes in fair value of contingent consideration	15(a)	8,268	—
Other adjustments to cash from operating activities		1,875	(896)
Net changes in non-cash working capital	22(b)	51,050	(13,310)
		270,391	169,201
Investing activities:
Acquisition of MacKellar, net of cash acquired	21(a)	(51,671)	—
Acquisition of ML Northern Services Limited, net of cash acquired	21(b)	—	(2,205)
Purchase of property, plant and equipment		(202,809)	(111,499)
Additions to intangible assets		(683)	(3,765)
Proceeds on disposal of property, plant and equipment		10,419	3,400
Net payment on the wind up of affiliates and joint ventures	9	(387)	—
Net (advances) collections of loans with affiliates and joint ventures		(2,345)	16,600
Cash settlement of derivative financial instruments		2,597	—
		(244,879)	(97,469)
Financing activities:
Proceeds from long-term debt	13	340,027	83,400
Repayment of long-term debt	13	(315,598)	(58,640)
Financing costs	13(a)	(5,782)	(318)
Dividends paid	16(d)	(10,034)	(7,773)
Payments of contingent consideration	15(a)	(10,369)	—
Share purchase program	16(c)	—	(34,132)
Purchase of treasury shares	16(a)	(5,991)	(2,030)
		(7,747)	(19,493)
Increase in cash		17,765	52,239
Effect of exchange rate on changes in cash		1,705	304
Cash, beginning of year		69,144	16,601
Cash, end of year		$88,614	$69,144
Supplemental cash flow information (note 22(a))
See accompanying notes to consolidated financial statements.

Consolidated Financial Statements December 31, 2023	F - 4	North American Construction Group Ltd.

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
1. Nature of operations
North American Construction Group Ltd. ("NACG" or the "Company"), was formed under the Canada Business Corporations Act. The Company and its predecessors have been operating continuously since 1953 providing a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors.
2. Significant accounting policies
a) Basis of presentation
These consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). These consolidated financial statements include the accounts of the Company and its wholly-owned incorporated subsidiaries in Canada, the United States and Australia. All significant intercompany transactions and balances are eliminated upon consolidation. The Company also holds ownership interests in other corporations, partnerships and joint ventures.
The Company consolidates variable interest entities ("VIE") for which it is considered to be the primary beneficiary as well as voting interest entities in which it has a controlling financial interest as defined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 810, Consolidation, and related standards. Investees and joint ventures over which the Company exercises significant influence are accounted for using the equity method and are included in "investments in affiliates and joint ventures" within the accompanying Consolidated Balance Sheets.
During the first quarter of 2023, the Company updated the presentation of finance lease obligations within the Consolidated Balance Sheets to be included in long-term debt. Within the long-term debt note, finance lease obligations, financing obligations, and promissory notes have been combined as equipment financing. Finance lease obligations are the finance lease liabilities recognized in accordance with the Company's lease policy. Financing obligations arise when the Company finances its owned equipment. There has been no change in the Company’s accounting policy for finance lease obligations or change in the recognition or measurement of the related balances now recognized within long-term debt. The change in presentation had no effect on the reported results of operations. The comparative period has been updated to reflect this presentation change.
b) Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures reported in these consolidated financial statements and accompanying notes and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Significant estimates and judgments made by management include:
•the assessment of the percentage of completion on time-and-materials, unit-price, lump-sum and cost-plus contracts with defined scope (including estimated total costs and provisions for estimated losses) and the recognition of variable revenue from unapproved contract modifications and change orders on revenue contracts;
•the determination of whether an acquisition meets the definition of a business combination;
•the fair value of the assets acquired and liabilities assumed as part of an acquisition;
•the evaluation of whether the Company is a primary beneficiary of an entity or has a controlling interest in an investee and is required to consolidate it;
•assumptions used in measuring the fair value of contingent consideration;
•assumptions used in impairment testing; and
•estimates and assumptions used in the determination of the allowance for credit losses, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets.

Consolidated Financial Statements December 31, 2023	F - 5	North American Construction Group Ltd.

The accuracy of the Company’s revenue and profit recognition in a given period is dependent on the accuracy of the estimates of the cost to complete each project. Cost estimates for significant projects are estimated using a detailed cost analysis of project activities and the Company believes its experience allows it to provide reasonably dependable estimates. There are a number of factors that can contribute to changes in estimates of contract costs and profitability that are recognized in the period in which such adjustments are determined. The most significant of these include:
•the completeness and accuracy of the original bid;
•costs associated with added scope changes;
•extended overhead due to owner, weather and other delays;
•subcontractor performance issues;
•changes in economic indices used for the determination of escalation or de-escalation for contractual rates on long-term contracts;
•changes in productivity expectations;
•site conditions that differ from those assumed in the original bid;
•contract incentive and penalty provisions;
•the availability and skill level of workers in the geographic location of the project; and
•a change in the availability and proximity of equipment and materials.
The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting the Company’s profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.
c) Revenue recognition
The Company's revenue source falls into one of three categories: construction services, operations support, or equipment and component sales.
Construction services are related to mine development or expansion projects and are generally funded from customers' capital budgets. The Company provides construction services under lump-sum, unit-price, time-and materials and cost-plus contracts. When the commercial terms are lump-sum and unit-price, the contract scope and value is typically defined. Time-and-materials and cost-plus contracts are generally undefined in scope and total price. Operations support services revenue is mainly generated under long-term site-services agreements with the customers (master service agreement and multiple use contracts). These agreements clearly define whether commitment to volume or scope of services over the life of the contract is included or excluded. When excluded, work under the agreement is awarded through shorter-term work authorizations under the general terms of the agreement. The Company generally provides operations support services under either time-and-materials or unit-price contracts depending on factors such as the degree of complexity, the completeness of engineering and the required schedule. Equipment and component sales revenue is generated from our equipment maintenance and rebuild activities, along with our mining component supplier business. The commercial terms for equipment and component sales are generally lump-sum, unit-price, or time-and-materials.
Significant estimates are required in the revenue recognition process including assessment of the percentage of completion, identification of performance obligations, and estimation of variable consideration, including the extent of any constraints.
The Company’s invoicing frequency and payment terms are in accordance with negotiated customer contracts. Customer invoicing can range between daily and monthly and payment terms generally range between net 15 and net 60 days. The Company does not typically include extended payment terms in its contracts with customers. Under these payment terms, the customer pays progress payments based on actual work or milestones completed. When payment terms do not align with revenue recognition, the variance is recorded to either contract liabilities or contract assets, as appropriate. Customer contracts do not generally include a significant financing component because the Company does not expect the period between customer payment and transfer of control to exceed one year. The Company does not adjust consideration for the effects of a significant financing component if the period of time between the transfer of control and the customer payment is less than one year.
The Company accounts for a contract when it has approval and commitments from both parties, the rights of the parties are identified, the payment terms are identified, the contract has commercial substance, and the collectability

Consolidated Financial Statements December 31, 2023	F - 6	North American Construction Group Ltd.

of consideration is probable. Each contract is evaluated to determine if it includes more than one performance obligation. This evaluation requires significant judgement and the determination that the contract contains more than one performance obligation could change the amount of revenue and profit recorded in a given period. The majority of the Company's contracts with defined scope include one significant integrated service, where the Company is responsible for ensuring the individual goods and services are incorporated into one combined output. Such contracts are accounted for as one performance obligation. When more than one distinct good or service is contracted, the contract is separated into more than one performance obligation and the total transaction price is allocated to each performance obligation based upon stand-alone selling prices. When a stand-alone selling price is not observable, it is estimated using a suitable method.
The total transaction price can be comprised of fixed consideration and variable consideration, such as profit incentives, discounts and performance bonuses or penalties. When a contract includes variable consideration, the amount included in the total transaction price is based on the expected value or the mostly likely amount, constrained to an amount that it is probable a significant reversal will not occur. Significant judgement is involved in determining if a variable consideration amount should be constrained. In applying this constraint, the Company considers both the likelihood of a revenue reversal arising from an uncertain future event and the magnitude of the revenue reversal if the uncertain event were to occur or fail to occur. The following circumstances are considered to be possible indicators of significant revenue reversals:
•The amount of consideration is highly susceptible to factors outside the Company’s influence, such as judgement of actions of third parties and weather conditions;
•The length of time between the recognition of revenue and the expected resolution;
•The Company’s experience with similar circumstances and similar customers, specifically when such items have predictive value;
•The Company’s history of resolution and whether that resolution includes price concessions or changing payment terms; and
•The range of possible consideration amounts.
The Company's performance obligations for construction services and operations support are typically satisfied by transferring control over time, for which revenue is recognized using the percentage of completion method, measured by the ratio of costs incurred to date to estimated total costs. For defined scope contracts, the cost-to-cost method faithfully depicts the Company’s performance because the transfer of the asset to the customer occurs as costs are incurred. The costs of items that do not relate to the performance obligation, particularly in the early stages of the contract, are excluded from costs incurred to date. Pre-construction activities, such as mobilization and site setup, are recognized as contract costs on the Consolidated Balance Sheets and amortized over the life of the project. These costs are excluded from the cost-to- cost calculation. Equipment and component sales are typically satisfied at a point in time, and revenue is recognized when control of the completed asset has been transferred to the customer, along with the cost of goods sold (cost of sales).
The Company has elected to apply the ‘as-invoiced’ practical expedient to recognize revenue in the amount to which the Company has a right to invoice for all contracts in which the value of the performance completed to date directly corresponds with the right to consideration. This will be applied to all contracts, where applicable, and the majority of undefined scope work is expected to use this practical expedient.
The length of the Company’s contracts varies from less than one year for typical contracts to several years for certain larger contracts. Cost of sales include all direct labour, material, subcontract and equipment costs and those indirect costs related to contract performance such as indirect labour and supplies. General and administrative expenses are charged to expenses as incurred. If a loss is estimated on an uncompleted contract, a provision is made in the period in which such losses are determined.
Changes in project performance, project conditions, and estimated profitability, including those arising from profit incentives, penalty provisions and final contract settlements, may result in revisions to costs and revenue that are recognized in the period in which such adjustments are determined. Once a project is underway, the Company will often experience changes in conditions, client requirements, specifications, designs, materials and work schedules. Generally, a "change order" will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute between the Company and a customer, the Company will assess the legal enforceability of the change to determine if an unapproved contract modification exists. The Company considers a contract modification to exist when the modification either creates new or changes the existing enforceable rights and obligations.

Consolidated Financial Statements December 31, 2023	F - 7	North American Construction Group Ltd.

Most contract modifications are for goods and services that are not distinct from the existing contract due to the integrated services provided in the context of the contract and are accounted for as part of the existing contract. Therefore, the effect of a contract modification on the transaction price and the Company's measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue on a cumulative catch-up basis. If a contract modification is not approved by the customer, the associated revenue is treated as variable consideration, subject to constraint. Management estimates variable consideration utilizing estimation methods that best predict the amount of consideration to which the Company will be entitled. This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods.
In certain instances, the Company’s long-term contracts allow its customers to unilaterally reduce or eliminate scope of work without cause. These instances represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.
Revenue is measured based on consideration specified in the customer contract, and excludes any amounts collected on behalf of third parties. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specified revenue producing transaction, that are collected by the Company for a customer, are excluded from revenue.
d) Balance sheet classifications
A one-year time period is typically used as the basis for classifying current assets and liabilities. However, there is a possibility that amounts receivable and payable under construction contracts (principally customer and supplier holdbacks) may extend beyond one year.
e) Cash
Cash includes cash on hand and bank balances net of outstanding cheques.
f) Accounts receivable and contract assets
Accounts receivable are recorded when the Company has an unconditional right to consideration arising from performance of contracts with customers. Accounts receivable may be comprised of amounts billed to customers and amounts that have been earned but have not yet been billed. Such unbilled but earned amounts generally arise when a billing period ends subsequent to the end of the reporting period. When this occurs, revenue equal to the earned and unbilled amount is accrued. Such accruals are classified as accounts receivable on the balance sheet, even though they are not yet billed, as they represent consideration for work that has been completed prior to the period end where the Company has an unconditional right to consideration.
Contract assets include unbilled amounts representing revenue recognized from work performed where the Company does not yet have an unconditional right to compensation. These balances generally relate to (i) revenue accruals on contracts where the percentage of completion method of revenue recognition requires an accrual over what has been billed and (ii) revenue recognized from variable consideration related to unpriced contract modifications.
The Company records allowance for credit losses using the expected credit loss model upon the initial recognition of financial assets. The estimate of expected credit loss considers historical credit loss information that is adjusted for current economic and credit conditions. Bad debt expense is charged to cost of sales in the Consolidated Statements of Operations and Comprehensive Income in the period the allowance is recognized. The counterparties to the majority of the Company's financial assets are major oil and coal producers with a long history of no credit losses.
Holdbacks represent amounts up to 10% of the contract value under certain contracts that the customer is contractually entitled to withhold until completion of the project or until certain project milestones are achieved. Information about the Company’s exposure to credit risks and impairment losses for trade and other receivables is included in note 15(f).
g) Contract costs
The Company occasionally incurs costs to obtain contracts (reimbursable bid costs) and to fulfill contracts (fulfillment costs). If these costs meet certain criteria, they are capitalized as contract costs, included within other assets on the Consolidated Balance Sheets. Capitalized costs are amortized based on the transfer of goods or services to which the assets relate and are included in cost of sales. Reimbursable bid costs meet the criteria for capitalization when these costs will be reimbursed by the owner regardless of the outcome of the bid. Generally, this occurs when the Company has been selected as the preferred bidder for a project. The Company recognizes

Consolidated Financial Statements December 31, 2023	F - 8	North American Construction Group Ltd.

reimbursable bid costs as an expense when incurred if the amortization period of the asset that the entity would have otherwise recognized is one year or less. Costs to fulfill a contract meet the criteria for capitalization if they relate directly to a specifically identifiable contract, they generate or enhance resources that will be used to satisfy future performance obligations and if the costs are expected to be recovered. The costs that meet this criterion are often mobilization and site set-up costs. Contract costs are recorded within other assets on the Consolidated Balance Sheets.
h) Remaining performance obligations
Remaining performance obligations represents the transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period. Certain of the Company's long-term contracts can allow customers to unilaterally reduce or eliminate the scope of the contracted work without cause. These long-term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods. Excluded from this disclosure are amounts where the Company recognizes revenue as-invoiced (note 5(d)). Remaining performance obligations are recorded within contract assets and contract liabilities on the Consolidated Balance Sheets.
i) Contract liabilities
Contract liabilities consist of advance payments and billings in excess of costs incurred and estimated earnings on uncompleted contracts. Long-term contract liabilities (included in other long-term obligations) consists of upfront payments for long-term contracts to assist with operations scaling.
j) Inventories
Inventories are carried at the lower of cost and net realizable value, and consist primarily of repair parts, parts and components held for resale, tires and track frames, fuel and lubricants, and customer rebuild work in progress. Cost is determined using the weighted-average method.
k) Property, plant and equipment
Property, plant and equipment are recorded at cost. Equipment under finance lease is recorded at the present value of minimum lease payments at the inception of the lease.
Major components of heavy construction equipment in use such as engines and drive trains are recorded separately. Depreciation is not recorded until an asset is available for and in use. Depreciation is calculated based on the cost, net of the estimated residual value, over the estimated useful life of the assets on the following bases and rates:

Assets	Basis	Rate
Heavy equipment	Units of production	5,000 - 120,000 hours
Major component parts in use	Units of production	2,500 - 70,000 hours
Other equipment	Straight-line	5 - 10 years
Licensed motor vehicles	Straight-line	5 - 10 years
Office and computer equipment	Straight-line	4 - 10 years
Furnishings, fixtures and facilities	Straight-line	10 - 30 years
Buildings	Straight-line	10 - 50 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life and lease term
Land	No depreciation	No depreciation
The costs for periodic repairs and maintenance are expensed to the extent the expenditures serve only to restore the assets to their normal operating condition without enhancing their service potential or extending their useful lives.
l) Goodwill
Goodwill represents the excess of consideration over the fair value of the net tangible and identifiable intangible assets acquired and liabilities assumed in a business combination. Goodwill is reviewed annually on October 1st for impairment or more frequently when there is an indication of potential impairment. Impairment is tested at the reporting unit level by comparing the reporting unit's carrying amount to its fair value. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates. The annual test was performed on the acquired

Consolidated Financial Statements December 31, 2023	F - 9	North American Construction Group Ltd.

goodwill with no impairment identified. The carrying amount of Goodwill can fluctuate due to changes in foreign exchange rates impacting the balances recorded within entities using a currency other than CAD. Goodwill is recorded within other assets on the Consolidated Balance Sheets.
m) Intangible assets
Acquired intangible assets with finite lives are recorded at historical cost net of accumulated amortization and accumulated impairment losses, if any. The cost of intangible assets acquired in an asset acquisition are recorded at cost based upon relative fair value as at the acquisition date. Costs incurred to increase the future benefit of intangible assets are capitalized.
Intangible assets with definite lives are amortized over their estimated useful lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and method for an intangible asset with a finite useful life are reviewed at the end of each reporting period.

Estimated useful lives of definite lived intangible assets and corresponding amortization method are:

Assets	Basis	Rate
Internal-use software	Straight-line	4 years
Customer relationship	Straight-line	4 years
n) Impairment of long-lived assets
Long-lived assets or asset groups held and used including property, plant and equipment and identifiable intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset or group of assets is less than its carrying amount, it is considered to be impaired. The Company measures the impairment loss as the amount by which the carrying amount of the asset or group of assets exceeds its fair value, which is charged to the Consolidated Statements of Operations and Comprehensive Income. In determining whether an impairment exists, the Company makes assumptions about the future cash flows expected from the use of its long-lived assets, such as: applicable industry performance and prospects; general business and economic conditions that prevail and are expected to prevail; expected growth; maintaining its customer base; and achieving cost reductions. There can be no assurance that expected future cash flows will be realized or will be sufficient to recover the carrying amount of long-lived assets. Furthermore, the process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates.
At each reporting period, the Company reviews the carrying value of its long-lived assets for indications of impairment. At December 31, 2023, there were no impairment indicators identified, as there had been no material declines in the operating environment or expected financial results.
o) Assets held for sale
Long-lived assets are classified as held for sale when certain criteria are met, which include:
•management, having the authority to approve the action, commits to a plan to sell the assets;
•the assets are available for immediate sale in their present condition;
•an active program to locate buyers and other actions to sell the assets have been initiated;
•the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year;
•the assets are being actively marketed at reasonable prices in relation to their fair value; and
•it is unlikely that significant changes will be made to the plan to sell the assets or that the plan will be withdrawn.
Assets to be disposed of by sale are reported at the lower of their carrying amount or estimated fair value less costs to sell and are disclosed separately on the Consolidated Balance Sheets. These assets are not depreciated.
Equipment disposal decisions are made using an approach in which a target life is set for each type of equipment. The target life is based on the manufacturer’s recommendations and the Company’s past experience in the various operating environments. Once a piece of equipment reaches its target life it is evaluated to determine if disposal is warranted based on its expected operating cost and reliability in its current state. If the expected operating cost

Consolidated Financial Statements December 31, 2023	F - 10	North American Construction Group Ltd.

exceeds the target operating cost for the fleet or if the expected reliability is lower than the target reliability of the fleet, the unit is considered for disposal. Expected operating costs and reliability are based on the past history of the unit and experience in the various operating environments. Once the Company has determined that the equipment will be disposed, and the criteria for assets held for sale are met, the unit is recorded in assets held for sale at the lower of depreciated cost or net realizable value.
p) Foreign currency translation
The functional currency of the Company is Canadian Dollars. Transactions recorded within these subsidiaries that are denominated in foreign currencies are recorded at the rate of exchange on the transaction date. Monetary assets and liabilities within these subsidiaries denominated in foreign currencies are translated into Canadian Dollars at the rate of exchange prevailing at the balance sheet date. The resulting foreign exchange gains and losses are included in the determination of earnings and included within general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income.
Accounts of the Company's Australia-based subsidiaries, which have Australian Dollar functional currency, and US-based subsidiaries, which have US Dollar functional currency, are translated into Canadian Dollars using the current rate method. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date, and revenue and expense items are translated at the average rate of exchange for the period. The resulting unrealized exchange gains and losses from these translation adjustments are included as a separate component of shareholders’ equity in Accumulated Other Comprehensive Income. The effect of exchange rate changes on cash balances held in foreign currencies is separately reported as part of the reconciliation of the change in cash and for the period.
q) Fair value measurement
Fair value measurements are categorized using a valuation hierarchy for disclosure of the inputs used to measure fair value, which prioritizes the inputs into three broad levels. Fair values included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair values included in Level 2 include valuations using inputs based on observable market data, either directly or indirectly other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. The classification of a fair value within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. Transfers between levels of the fair value hierarchy are deemed to have occurred at the date the event or change in circumstance causing the transfer occurred.
r) Income taxes
The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period of enactment. A valuation allowance is recorded against any deferred tax asset if it is more likely than not that the asset will not be realized.
The Company recognizes the effect of income tax positions only if those positions are more likely than not (greater than 50%) of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. The Company accrues interest and penalties for uncertain tax positions in the period in which these uncertainties are identified. Interest and penalties are included in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income.
s) Stock-based compensation
The Company has a Restricted Share Unit ("RSU") Plan which is described in note 20(a). RSUs are generally granted effective July 1 of each fiscal year with respect to services to be provided in that fiscal year and the following two fiscal years. The RSUs generally vest at the end of the three-year term. The Company settles RSUs with common shares purchased on the open market through a trust arrangement. Employees have the option to receive the full amount of vested units or to have the Company withhold shares to satisfy the tax withholding requirements on their behalf. Compensation expense is calculated based on the number of vested RSUs multiplied by the fair value of each RSU as determined by the volume weighted-average trading price of the Company’s common shares for the five trading days immediately preceding the day on which the fair market value was to be determined. The Company recognizes compensation cost over the three-year term in the Consolidated Statements of Operations and Comprehensive Income, with a corresponding increase to additional paid-in capital. When

Consolidated Financial Statements December 31, 2023	F - 11	North American Construction Group Ltd.

dividends are paid on common shares, additional dividend equivalent RSUs are granted to all RSU holders as of the dividend payment date. The number of additional RSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding RSUs, divided by the fair market value of the Company's common shares on the dividend payment date. Such additional RSUs are granted subject to the same service criteria as the underlying RSUs.
The Company has a Performance Restricted Share Unit ("PSU") plan which is described in note 20(b). The PSUs vest at the end of a three-year term and are subject to the performance criteria approved by the Human Resources and Compensation Committee at the date of the grant. Such performance criteria include the passage of time and, for awards prior to 2022, is based upon the improvement of total shareholder return ("TSR") as compared to a defined Canadian company peer group. For awards in 2022 and later, performance is based equally on four criteria: (a) improvement of TSR as compared to a defined group consisting of Canadian and US public companies and relevant S&P/TSX small-cap subset indexes; (b) adjusted earnings before interest and taxes; (c) free cash flow; and (d) adjusted return on invested capital. TSR is calculated using the fair market values of voting common shares at the grant date, the fair market value of voting common shares at the vesting date and the total dividends declared and paid throughout the vesting period. The grants are measured at fair value on the grant date using a Monte Carlo model. The Company settles all PSUs with common shares purchased on the open market through a trust arrangement. Employees have the option to receive the full amount of vested units or to have the Company withhold shares to satisfy the tax withholding requirements on their behalf. The Company recognizes compensation cost over the three-year term of the PSU in the Consolidated Statements of Operations and Comprehensive Income, with a corresponding increase to additional paid-in capital.
The Company has a Deferred Stock Unit ("DSU") Plan which is described in note 20(c). The DSU plan enables directors and executives to receive all or a portion of their annual fee or annual executive bonus compensation in the form of DSUs and are settled in cash. The DSUs vest immediately upon issuance and are only redeemable upon departure, retirement or death of the participant. Compensation expense is calculated based on the number of DSUs multiplied by the fair market value of each DSU as determined by the volume weighted-average trading price of the Company’s common shares for the 5 trading days immediately preceding the day on which the fair market value is to be determined, with any changes in fair value recognized in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income. Compensation costs related to DSUs are recognized in full upon the grant date as the units vest immediately. When dividends are paid on common shares, additional dividend equivalent DSUs are granted to all DSU holders as of the dividend payment date. The number of additional DSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding DSUs, divided by the fair market value of the Company's common shares on the dividend payment date. Such additional DSUs are granted subject to the same service criteria as the underlying DSUs.
As stock-based compensation expense recognized in the Consolidated Statements of Operations and Comprehensive Income is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimated.
t) Net income per share
Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period (see note 16(b)). Diluted net income per share is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the year, adjusted for dilutive share amounts. The diluted per share amounts are calculated using the treasury stock method and the if-converted method.
u) Leases
For lessee accounting, the Company determines whether a contract is or contains a lease at inception of the contract. At the lease commencement date, the Company recognizes a right-of-use ("ROU") asset and a lease liability. The ROU asset for operating and finance leases are included in operating lease right-of-use assets and property, plant and equipment, respectively, on the Consolidated Balance Sheets. The lease liability for operating and finance leases are included in operating lease liabilities and long-term debt, respectively.
Operating and finance lease assets and liabilities are initially measured at the present value of lease payments at the commencement date. Subsequently, finance lease liabilities are measured at amortized cost using the effective interest rate method and operating lease liabilities are measured at the present value of unpaid lease payments.
As most of the Company’s operating lease contracts do not provide the implicit interest rate, nor can the implicit interest rate be readily determined, the Company uses its incremental borrowing rate as the discount rate for

Consolidated Financial Statements December 31, 2023	F - 12	North American Construction Group Ltd.

determining the present value of lease payments. The Company's incremental borrowing rate for a lease is the rate that the Company would pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Company uses the lease implicit interest rate when it is determinable.
The lease term for all of the Company's leases includes the non-cancellable period of the lease plus any period covered by options to extend (or not to terminate) the lease term when it is reasonably certain that the Company will exercise that option.
Lease payments are comprised of fixed payments owed over the lease term and the exercise price of a purchase option if the Company is reasonably certain to exercise the option. The ROU assets for both operating and finance leases are initially measured at cost, which consists of the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred, less any lease incentives received. For finance leases, ROU asset depreciation expense is recognized and presented separately from interest expense on the lease liability through depreciation and interest expense, net, respectively. The ROU asset for operating leases is measured at the amortized value of the ROU asset. For operating leases, amortization of the ROU asset is calculated as the current-period lease cost adjusted by the lease liability accretion to the then outstanding lease balance. Lease expense of the operating lease ROU asset is recognized on a straight-line basis over the remaining lease term through general and administrative expenses.
ROU assets for operating and finance leases are reduced by any accumulated impairment losses. The Company's existing accounting policy for impairment of long-lived assets is applied to determine whether an ROU asset is impaired, and if so, the amount of the impairment loss to be recognized.
The Company monitors for events or changes in circumstances that require a reassessment of one or more of its leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding ROU asset.
The Company generally accounts for contracts with lease and non-lease components separately. This involves allocating the consideration in the contract to the lease and non-lease components based on each component’s relative standalone price. For certain leases, the Company has elected to apply the practical expedient to account for the lease and non-lease components together as a single lease component. Non-lease components include common area maintenance and machine maintenance. For those leases, the lease payments used to measure the lease liability include all of the fixed consideration in the contract.
ROU assets and lease liabilities for all leases that have a lease term of 12 months or less ("short-term leases") are not recognized. The Company recognizes its short-term lease payments as an expense on a straight-line basis over the lease term. Short-term lease variable payments are recognized in the period in which the payment is assessed.
For lessor accounting, the Company entered into contracts to sublease certain operating property leases to third parties and generally accounts for lease and non-lease components of subleases separately.
If any of the following criteria are met, the Company classifies the lease as a sales-type lease:
•The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;
•The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise;
•The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease;
•The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.
•The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.
When none of these criteria are met, the Company classifies the lease as an operating lease unless both of the following criteria are met, in which case the Company records the lease as a direct financing lease:
•The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments and/or any other third party unrelated to the lessor equals or exceeds substantially all of the fair value of the underlying asset.

Consolidated Financial Statements December 31, 2023	F - 13	North American Construction Group Ltd.

•It is probable that the lessor will collect the lease payments plus any amount necessary to satisfy a residual value guarantee.
For sales-type leases, the Company recognizes the net investment in the lease, and derecognizes the underlying asset on the Consolidated Balance Sheets. The interest income over the lease term is recognized in the Consolidated Statements of Operations and Comprehensive Income, with cash received from leases classified as operating cash flows in the Consolidated Statements of Cash Flows. The difference between the cash received from leases and the interest income is the reduction of the initial net investment. The net investment at the end of the lease term will equate to the estimated residual value at lease inception. For operating leases, the Company continues to recognize the underlying asset on the Consolidated Balance Sheets, and lease income is recognized in revenue, straight-line over the lease term in the Consolidated Statements of Operations and Comprehensive Income. The cash received from leases are classified as operating cash flows on the Consolidated Statements of Cash Flows.
v) Deferred financing costs
Underwriting, legal and other direct costs incurred in connection with the issuance of debt are presented as deferred financing costs. Deferred financing costs related to the mortgage and the issuance of Convertible Debentures are included within liabilities on the Consolidated Balance Sheets and are amortized using the effective interest rate method over the term to maturity. Deferred financing costs related to revolving facilities under the credit facilities are included within other assets on the Consolidated Balance Sheets and are amortized ratably over the term of the Credit Facility.
w) Investments in affiliates and joint ventures
Upon inception or acquisition of a contractual agreement, the Company performs an assessment to determine whether the arrangement contains a variable interest in a legal entity and whether that legal entity is a variable interest entity ("VIE"). Where it is concluded that the Company is the primary beneficiary of a VIE, the Company will consolidate the accounts of that VIE. Other qualitative factors that are considered include decision-making responsibilities, the VIE capital structure, risk and rewards sharing, contractual agreements with the VIE, voting rights and level of involvement of other parties. The Company assesses the primary beneficiary determination for a VIE on an ongoing basis as changes occur in the facts and circumstances related to a VIE. If an entity is determined not to be a VIE, the voting interest entity model will be applied. The maximum exposure to loss as a result of involvement with the VIE is the Company’s share of the investee’s net assets.
The Company utilizes the equity method to account for its interests in affiliates and joint ventures that the Company does not control but over which it exerts significant influence. The equity method is typically used when it has an ownership interest of between 15% and 50% in an entity, provided the Company is able to exercise significant influence over the investee’s operations. Significant influence is the power to participate in the financial and operating policy decisions of the investee.
Under the equity method, the investment in an affiliate or a joint venture is initially recognized at cost. Transaction costs that are incremental and directly attributable to the investment in the affiliate or joint venture are included in the cost. The total initial cost of the investment is attributable to the net assets in the equity investee at fair value.
The carrying amount of investment is adjusted to recognize changes in the Company’s share of net assets of the affiliate or joint venture since the acquisition date.
The aggregate of the Company’s share of profit or loss of affiliates and joint ventures is shown on the face of the Consolidated Statements of Operations and Comprehensive Income, representing profit or loss in the subsidiaries of the affiliate or joint venture. This share of profit or loss is inclusive of any mark-to-market adjustments made by the affiliates or joint ventures. Transactions between the Company and the affiliate or joint venture are eliminated to the extent of the interest in the affiliate or joint venture. When the Company earns revenue on downstream sales to affiliate or joint ventures, it eliminates its proportionate share of profit through revenue and cost of sales.
After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its affiliate or joint venture. At each reporting date, the Company determines whether there is objective evidence that the investment in the affiliate or joint venture is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, and then recognizes the loss within "equity earnings in affiliates and joint ventures" in the Consolidated Statements of Operations and Comprehensive Income. Upon loss of significant influence over the associate or joint control over the joint venture, the Company measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture

Consolidated Financial Statements December 31, 2023	F - 14	North American Construction Group Ltd.

upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognized in the Consolidated Statements of Operations and Comprehensive Income.
x) Derivative instruments
The Company may periodically use derivative financial instruments to manage financial risks from fluctuations in share prices. Such instruments are only used for risk management purposes. Derivative financial instruments are subject to standard terms and conditions, financial controls, management and risk monitoring procedures including Board approval for all significant transactions. These derivative financial instruments were not designated as hedges for accounting purposes and were recorded at fair value with realized and unrealized gains and losses recognized in the Consolidated Statements of Operations and Comprehensive Income.
y) Business combinations
Business combinations are accounted for using the acquisition method. Assets acquired and liabilities assumed are recorded at the acquisition date at their fair values. The Company measures goodwill as the excess of the total cost of acquisition over the fair value of identifiable net assets of an acquired business at the acquisition date. Any contingent consideration payable is recognized at fair value at the acquisition date. The current portion of the consideration payable is recorded in accrued liabilities and long-term portion is recorded in other long-term obligations on the Consolidated Balance Sheets, with any subsequent changes to fair value recorded in general and administrative expenses in the Consolidated Statement of Operations and Comprehensive Income. Acquisition-related costs of $7,095 in 2023 were expensed when incurred in general and administrative charges.
3. Recent accounting pronouncements not yet adopted
a) Joint venture formations
In August 2023, the FASB issued ASU 2023-05, Business Combinations - Joint Venture Formations. This accounting standard update was issued to create new requirements for valuing contributions made to a joint venture upon formation. This standard is effective January 1, 2025, with early adoption permitted. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.
b) Segment reporting
In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures. This accounting standard update was issued to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This standard is effective for the fiscal year beginning January 1, 2024. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.
c) Income taxes
In December 2023, the FASB issued ASU 2023-09, Income Taxes: Improvements to Income Tax Disclosures. This accounting standard update was issued to increase transparency by improving income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. This standard is effective for the fiscal year beginning January 1, 2025, with early adoption permitted. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.
4. Accounts receivable

	Note	December 31, 2023	December 31, 2022
Trade	9	$65,386	$39,625
Holdbacks		363	372
Accrued trade receivables		16,556	33,207
Contract receivables		$82,305	$73,204
Other		15,550	10,607
		$97,855	$83,811

Consolidated Financial Statements December 31, 2023	F - 15	North American Construction Group Ltd.

5. Revenue
a) Disaggregation of revenue

Year ended December 31,	2023	2022
Revenue by source
Operations support services	$886,963	$688,734
Equipment and component sales	57,822	48,728
Construction services	12,435	32,077
	$957,220	$769,539

By commercial terms
Time-and-materials	$575,608	$523,468
Unit-price	363,979	234,047
Lump-sum	17,633	12,024
	$957,220	$769,539

Revenue recognition method
As-invoiced	$600,744	$522,415
Cost-to-cost percent complete	298,654	198,396
Point-in-time	57,822	48,728
	$957,220	$769,539
b) Contract balances

	Note	December 31, 2023	December 31, 2022
Contract assets		$35,027	$15,802
Contract liabilities		59	1,411
Long-term contract liabilities	14	16,114	—
Contract assets include unbilled amounts representing revenue recognized from work performed where the Company does not yet have an unconditional right to compensation. These balances generally relate to revenue accruals on contracts where the percentage of completion method of revenue recognition requires an accrual over what has been billed and revenue recognized from variable consideration related to unapproved contract modifications. Contract liabilities consist of advance payments and billings in excess of costs incurred and estimated earnings on uncompleted contracts. Long-term contract liabilities (included in other long-term obligations) includes upfront payments for long-term contracts to assist with operations scaling. The Company recognized revenue of $1,411 in 2023 that was included in the contract liability balance as of December 31, 2022 ($3,349 in 2022 that was included in the contract balance as of December 31, 2021).
c) Performance obligations
The following table provides information about revenue recognized from performance obligations that were satisfied (or partially satisfied) in previous periods:

Year ended December 31,	2023	2022
Revenue recognized (derecognized)	$2,598	$(1,201)
These amounts relate to cumulative catch-up adjustments arising from changes in estimated cost of sales on cost-to-cost percent complete jobs and final settlement of constrained variable consideration.
d) Transaction price allocated to the remaining performance obligations
The estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period is $22,797, all of which is expected to be recognized in 2024. Included is all expected consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.
e) Unapproved contract modifications
The Company recognized revenue from variable consideration related to unapproved contract modifications for the year ended December 31, 2023, of $8,032 (year ended December 31, 2022 - $nil). The Company has recorded amounts in current assets related to uncollected consideration from revenue recognized on unapproved contract modifications as at December 31, 2023, of $9,482 (December 31, 2022 - $1,487).

Consolidated Financial Statements December 31, 2023	F - 16	North American Construction Group Ltd.

6. Inventories

	December 31, 2023	December 31, 2022
Repair parts	$41,358	$26,036
Tires and track frames	6,478	3,372
Fuel and lubricants	1,941	2,237
Parts and supplies	49,777	31,645
Parts, supplies and components for equipment rebuilds	13,898	14,899
Customer rebuild work in process	1,287	3,354
	$64,962	$49,898
7. Property, plant and equipment

December 31, 2023	Cost	Accumulated Depreciation	Net Book Value
Owned assets
Heavy equipment	$503,359	$133,448	$369,911
Major component parts in use	747,036	207,969	539,067
Other equipment	49,207	33,952	15,255
Licensed motor vehicles	20,051	7,207	12,844
Office and computer equipment	10,133	6,336	3,797
Buildings	45,681	5,231	40,450
Capital inventory and capital work in progress	84,555	—	84,555
Land	10,472	—	10,472
	1,470,494	394,143	1,076,351

Assets under finance lease
Heavy equipment	64,691	19,435	45,256
Major component parts in use	28,514	9,580	18,934
Other equipment	37	12	25
Licensed motor vehicles	2,555	175	2,380
	95,797	29,202	66,595

Total property, plant and equipment	$1,566,291	$423,345	$1,142,946

December 31, 2022	Cost	Accumulated Depreciation	Net Book Value
Owned assets
Heavy equipment	$368,318	$123,695	$244,623
Major component parts in use	388,169	163,124	225,045
Other equipment	40,752	30,769	9,983
Licensed motor vehicles	12,109	6,800	5,309
Office and computer equipment	7,510	5,669	1,841
Buildings	29,725	4,489	25,236
Capital inventory and capital work in progress	46,050	—	46,050
Land	10,472	—	10,472
	903,105	334,546	568,559

Assets under finance lease
Heavy equipment	75,750	28,265	47,485
Major component parts in use	40,406	22,264	18,142
Other equipment	4,238	1,814	2,424
Licensed motor vehicles	9,669	469	9,200
	130,063	52,812	77,251

Total property, plant and equipment	$1,033,168	$387,358	$645,810
8. Finance and operating leases
As a lessee, the Company has finance and operating leases for heavy equipment, shop facilities, vehicles and office facilities. These leases have terms of 1 to 15 years, with options to extend on certain leases for up to five years. The Company generates operating lease income from the sublease of certain office facilities and heavy equipment rentals.

Consolidated Financial Statements December 31, 2023	F - 17	North American Construction Group Ltd.

a) Minimum lease payments and receipts
The future minimum lease payments and receipts from non-cancellable leases as at December 31, 2023, for the periods shown are as follows:

	Payments		Receipts
For the year ending December 31,	Finance Leases	Operating Leases	Operating leases
2024	$25,697	$2,307	$683
2025	14,307	1,727	—
2026	9,721	1,579	—
2027	6,094	1,381	—
2028 and thereafter	2,081	9,358	—
Total minimum lease payments	$57,900	$16,352	$683
Less: amount representing interest	(5,049)	(3,303)
Carrying amount of minimum lease payments	$52,851	$13,049
Less: current portion	(23,691)	(1,742)
Long term	$29,160	$11,307
b) Lease expenses and income

Year ended December 31,	2023	2022
Short-term lease expense	$15,305	$23,003
Operating lease expense	3,007	4,588
Operating lease income	(6,182)	(6,831)
During the year ended December 31, 2023, depreciation of equipment under finance leases was $11,194 (December 31, 2022 - $18,573).
c) Supplemental information

	December 31, 2023	December 31, 2022
Weighted-average remaining lease term (in years):
Finance leases	2.6	1.9
Operating leases	10.3	10.2
Weighted-average discount rate:
Finance leases	5.19%	3.53%
Operating leases	4.59%	4.64%
9. Investments in affiliates and joint ventures
The following is a summary of the Company's interests in its various affiliates and joint ventures, which it accounts for using the equity method:

Affiliate or joint venture name:	Interest
Nuna Group of Companies ("Nuna")
Nuna Logistics Ltd.	49%
North American Nuna Joint Venture	50%
Nuna East Ltd.	37%
Nuna Pang Contracting Ltd.	37%
Nuna West Mining Ltd.	49%
Mikisew North American Limited Partnership ("MNALP")	49%
Fargo joint ventures "Fargo"
ASN Constructors ("ASN")	30%
Red River Valley Alliance LLC ("RRVA")	15%
NAYL Realty Inc.	49%
BNA Remanufacturing Limited Partnership	50%
Barrooghumba WPH Pty Ltd.	50%
Ngaliku WPH Pty Ltd.	50%
Dene North Site Services Partnership(i)	49%
(i)As of January 1, 2023, the Dene North Site Services Partnership has been dissolved.

Consolidated Financial Statements December 31, 2023	F - 18	North American Construction Group Ltd.

The following table summarizes the movement in the investments in affiliates and joint ventures balance during the year:

	December 31, 2023	December 31, 2022
Balance, beginning of the year	$75,637	$55,974
Additions arising from the acquisition of MacKellar	85	—
Share of net income	25,815	37,053
Dividends and advances received from affiliates and joint ventures	(21,543)	(12,760)
Intercompany eliminations and other	1,441	(4,630)
Balance, end of the year	$81,435	$75,637
Barrooghumba WPH Pty Ltd. and Ngaliku WPH Pty Ltd. have been added through the acquisition of MacKellar (note 21). Both entities are established joint venture operations of MacKellar, and they continue in their operations following the acquisition.
On January 1, 2023, the Dene North Site Services ("DNSS") partnership was dissolved and commenced wind up activities. The Company purchased equipment from the partnership for $2,600, offset by the receipt of final cash distributions of $2,213, resulting in a net cash outflow of $387.
a) Affiliate and joint venture condensed financial data
The financial information for the Company's share of the investments in affiliates and joint ventures accounted for using the equity method is summarized as follows:
Balance Sheets

December 31, 2023	Nuna	MNALP	Fargo	Other entities	Total
Assets
Cash	$9,944	$4,184	$87,418	$222	$101,768
Other current assets	34,937	36,060	4,556	4,593	80,146
Non-current assets	23,884	37,103	172,818	10,434	244,239
Total assets	$68,765	$77,347	$264,792	$15,249	$426,153
Liabilities
Contract liabilities	$7,817	$—	$76,481	$52	$84,350
Other current liabilities (excluding current portion of long-term debt)	5,145	29,216	33,122	1,871	69,354
Long-term debt (including current portion)	9,631	36,596	132,818	6,221	185,266
Non-current liabilities	4,985	—	589	174	5,748
Total liabilities	$27,578	$65,812	$243,010	$8,318	$344,718
Net investments in affiliates and joint ventures	$41,187	$11,535	$21,782	$6,931	$81,435

December 31, 2022	Nuna	MNALP	Fargo	Other entities	Total
Assets
Cash	$6,559	$1,467	$81,326	$800	$90,152
Other current assets	82,147	39,106	1,776	3,495	126,524
Non-current assets	18,422	29,143	93,007	12,510	153,082
Total assets	$107,128	$69,716	$176,109	$16,805	$369,758
Liabilities
Contract liabilities	$8,788	$—	$66,490	$4	$75,282
Other current liabilities (excluding current portion of long-term debt)	21,858	38,397	11,967	1,415	73,637
Long-term debt (including current portion)	17,900	26,180	89,295	5,906	139,281
Non-current liabilities	4,778	—	612	531	5,921
Total liabilities	$53,324	$64,577	$168,364	$7,856	$294,121
Net investments in affiliates and joint ventures	$53,804	$5,139	$7,745	$8,949	$75,637
Included within our portion of Nuna's December 31, 2023, current assets are contract assets of $8,701 from variable consideration related to unapproved contract modifications (December 31, 2022 - $1,391).

Consolidated Financial Statements December 31, 2023	F - 19	North American Construction Group Ltd.

Statements of Operations

Year ended December 31, 2023	Nuna	MNALP	Fargo	Other entities	Total
Revenue	$165,741	$395,040	$117,543	$7,975	$686,299
Gross profit	9,622	13,954	25,353	709	49,638
Income (loss) before taxes	1,246	10,869	15,344	(639)	26,820
Net income (loss)	$1,098	$10,869	$14,522	$(674)	$25,815

Year ended December 31, 2022	Nuna	MNALP	Fargo	Other entities	Total
Revenue	$213,745	$330,259	$40,598	$11,431	$596,033
Gross profit	30,667	10,216	6,575	2,123	49,581
Income before taxes	21,741	8,825	7,049	1,881	39,496
Net income	$19,298	$8,825	$7,049	$1,881	$37,053
b) Related parties
The following table provides the material aggregate outstanding balances with affiliates and joint ventures. Accounts payable and accrued liabilities due to joint ventures and affiliates do not bear interest, are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates, and all other accounts receivable amounts are non-interest bearing.

	December 31, 2023	December 31, 2022
Accounts receivable	$41,157	$65,294
Contract assets	12,019	—
Other assets	350	2,444
Accounts payable and accrued liabilities	15,087	13,773
The Company enters into transactions with a number of its joint ventures and affiliates that involve providing services primarily consisting of subcontractor services, equipment rental revenue and sales of equipment and components. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties. For the years ended December 31, 2023 and 2022, revenue earned from these services was $773,512 and $666,069, respectively. The majority of services are completed through the Mikisew North American Limited Partnership ("MNALP") which performs the role of contractor and subcontracts work to the Company. Accounts receivable balances from MNALP are recorded when MNALP invoices the external customer and are settled when MNALP receives payment. At December 31, 2023, MNALP had recorded accounts receivable of $61,111 on its balance sheet (December 31, 2022 - $66,680).
10. Other assets

	Note	December 31, 2023	December 31, 2022
Deferred financing costs		$5,891	$887
Goodwill		526	543
Loans to affiliates and joint ventures		350	2,444
Derivative financial instruments	15(b)	229	778
Long-term prepaid lease payments		148	1,085
Deferred lease inducement asset		—	71
		$7,144	$5,808

Consolidated Financial Statements December 31, 2023	F - 20	North American Construction Group Ltd.

11. Income taxes
Income tax expense differs from the amount that would be computed by applying the federal and provincial statutory income tax rates to income before income taxes. The reasons for the differences are as follows:

Year ended December 31,	2023	2022
Income before income taxes	$85,963	$84,445
Equity earnings in affiliates and joint ventures	(25,815)	(37,053)
	$60,148	$47,392
Tax rate	23.00%	23.00%
Expected expense	$13,834	$10,900
Adjustments related to:
Stock-based compensation	1,092	1,090
Foreign tax rate differential	2,164	183
Tax on equity earnings in affiliates and joint ventures	5,936	5,162
Other	(204)	(262)
Total income tax expense	$22,822	$17,073

Current income tax expense	$6,841	$1,627
Deferred income tax expense	15,981	15,446
Total income tax expense	$22,822	$17,073
The deferred tax assets and liabilities are summarized below:

	December 31, 2023	December 31, 2022
Deferred tax assets:
Non-capital and net capital loss carryforwards	$26,713	$33,630
Finance lease obligations	23,116	17,981
Operating lease obligations	6,161	3,415
Stock-based compensation	4,913	4,200
Transaction costs	1,858	—
Other	10,051	2,241
	$72,812	$61,467

Deferred tax liabilities:
Contract assets	$5,693	$3,199
Property, plant and equipment	168,813	123,274
Other	7,130	6,494
	$181,636	$132,967

Net deferred income tax liability	$108,824	$71,500
Classified as:

	December 31, 2023	December 31, 2022
Deferred tax asset	$—	$387
Deferred tax liability	(108,824)	(71,887)
	$(108,824)	$(71,500)
The Company and its subsidiaries file income tax returns in the Canadian federal jurisdiction, multiple Canadian provincial jurisdictions, the U.S. federal jurisdiction, three U.S state jurisdictions and the Australia federal jurisdiction.

Consolidated Financial Statements December 31, 2023	F - 21	North American Construction Group Ltd.

At December 31, 2023, the Company has non-capital loss carryforwards of $116,143, which expire as follows:

December 31, 2023
2026	$3
2027	278
2032	175
2033	9,095
2037	5
2039	118
2040	82,668
2041	16,816
2042	3,677
2043	3,308
$116,143
12. Accrued liabilities

	Note	December 31, 2023	December 31, 2022
Payroll liabilities		$28,524	$16,082
Current portion of DSU liabilities	20(c)	—	5,099
Income and other taxes payable		26,515	8,189
Loans from affiliates and joint ventures		11,387	—
Obligation related to MacKellar acquisition		20,070	—
Obligation related to DGI acquisition		2,431	1,720
Deferred consideration related to ML Northern acquisition	21(b)	—	5,002
Dividends payable	16(d)	2,674	2,098
Other		3,125	5,594
		$94,726	$43,784
13. Long-term debt

	Note	December 31, 2023	December 31, 2022
Credit Facility	13(a)	$317,488	$180,000
Convertible debentures	13(b)	129,750	129,750
Equipment financing	13(c)	220,466	85,931
Mortgage	13(f)	28,429	29,231
Unamortized deferred financing costs	13(g)	(3,514)	(4,371)
		$692,619	$420,541
Less: current portion of long-term debt		(81,306)	(42,089)
		$611,313	$378,452
The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2023, are: $83.0 million in 2024, $64.3 million in 2025, $412.1 million in 2026, $28.8 million in 2027 and $107.8 million in 2028 and thereafter.
a) Credit Facility
On October 3, 2023, the Company entered into an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate. On October 26, 2023, the Company exercised the accordion feature to increase the size of the tranches as included in the amended agreement. The amended agreement matures on October 3, 2026, with an option to extend on an annual basis, subject to certain conditions. The agreement is comprised solely of a revolving facility that includes a Canadian dollar tranche of $280.0 million and an Australian dollar tranche of A$220.0 million, totaling $478.0 million of lending capacity using the exchange rate in effect as at December 31, 2023. The Credit Facility permits finance lease obligations to a limit of $350.0 million and certain other borrowings outstanding to a limit of $20.0 million. The permitted amount of $350.0 million for finance lease obligations includes guarantees provided by the Company to certain joint ventures. During the year ended December 31, 2023, financing costs of $5.8 million were incurred in connection with the amended Credit Facility and are recorded in other assets on the Consolidated Balance Sheets.
As at December 31, 2023, there was $31.3 million (December 31, 2022 - $32.0 million) in issued letters of credit under the Credit Facility and the unused borrowing availability was $129.3 million (December 31, 2022 - $88.0 million).

Consolidated Financial Statements December 31, 2023	F - 22	North American Construction Group Ltd.

As at December 31, 2023, there was an additional $60.1 million in borrowing availability under finance lease obligations (December 31, 2022 - $46.6 million). Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including the finance lease obligations for the joint ventures that the Company guarantees.
The Credit Facility has two financial covenants that must be tested quarterly on a trailing four-quarter basis. As at December 31, 2023, the Company was in compliance with its financial covenants.
•The first covenant is the Total Debt to Bank EBITDA Ratio.
◦"Total Debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under our credit facilities (excluding outstanding Letters of Credit); (iii) mortgage; (iv) promissory notes; (v) financing obligations; and (vi) vendor financing, excluding convertible debentures.
◦"Bank EBITDA" is defined as earnings before interest, taxes, depreciation and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, acquisition costs, and certain other non-cash items included in the calculation of net income.
◦The Total Debt to Bank EBITDA Ratio must be less than or equal to 3.5:1.
•The second covenant is the Fixed Charge Coverage Ratio which is defined as Bank EBITDA less maintenance capital expenditures, cash distributions (dividends, share buybacks, etc.), and cash taxes compared to Fixed Charges.
◦"Fixed Charges" is defined as cash interest and all scheduled principal debt repayments.
◦The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.1:1.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Australian Bank Bill Swap Reference Rate ("BBSY"), Canadian bankers’ acceptance rate or the Secured Overnight Financing Rate ("SOFR") (all such terms as used or defined in the Credit Facility), plus applicable margins. The Company is also subject to non-refundable standby fees, 0.40% to 0.70% depending on the Company's Total Debt to Bank EBITDA Ratio. The Credit Facility is secured by a lien on all of the Company's existing and after-acquired property.
The Company acts as a guarantor for drawn amounts under revolving equipment lease credit facilities which have a combined capacity of $110.0 million for Mikisew North American Limited Partnership ("MNALP"), an affiliate of the Company. This equipment lease credit facility will allow MNALP to avail the credit through a lease agreement and/or equipment finance contract with appropriate supporting documents. As at December 31, 2023, the Company has provided guarantees on this facility of $74.7 million. At this time, there have been no instances or indication that payments will not be made by MNALP. Therefore, no liability has been recorded related to this guarantee.
b) Convertible debentures

	December 31, 2023	December 31, 2022
5.50% convertible debentures	$74,750	$74,750
5.00% convertible debentures	55,000	55,000
	$129,750	$129,750
The terms of the convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Debt issuance costs
5.50% convertible debentures	June 1, 2021	June 30, 2028	$24.50	$3,531
5.00% convertible debentures	March 20, 2019	March 31, 2026	$25.60	$2,691
Interest on the 5.50% convertible debentures is payable semi-annually in arrears on June 30 and December 31 of each year. Interest on the 5.00% convertible debentures is payable semi-annually on March 31 and September 30 of each year.
The conversion price is adjusted upon certain events, including: the subdivision or consolidation of the outstanding common shares, issuance of certain options, rights or warrants, distribution of cash dividends in an amount greater

Consolidated Financial Statements December 31, 2023	F - 23	North American Construction Group Ltd.

than $0.192 for the 5.50% convertible debentures or $0.12 per common share for the 5.00% convertible debentures, and other reorganizations such as amalgamations or mergers.
The 5.50% convertible debentures are not redeemable prior to June 30, 2024, except under certain exceptional circumstances. On and after June 30, 2024, and prior to June 30, 2026, the debentures may be redeemed at the option of the Company at the redemption price equal to the principal amount of the debentures plus accrued and unpaid interest thereon up to but excluding the date set for redemption provided, among other things, the current market price is at least 125% of the conversion price on the date on which notice of the redemption is given. On or after June 30, 2026, the debentures may be redeemed at the option of the Company at the redemption price equal to the principal amount of the debentures plus accrued and unpaid interest.
Both the 5.00% convertible debentures and the 5.50% convertible debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, we are required to offer to purchase all of the convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase. The 5.00% convertible debentures are otherwise not redeemable by the Company.
c) Equipment financing

	Note	December 31, 2023	December 31, 2022
Finance lease obligations	8	$52,851	$41,804
Financing obligations	13(d)	162,266	32,889
Promissory notes	13(e)	5,349	11,238
Equipment financing		$220,466	$85,931

Year ended,	December 31, 2023			December 31, 2022
	Additions	Payments	Change in foreign exchange rates	Additions	Payments
Finance lease obligations	$58,675	$(48,601)	$973	$14,526	$(27,443)
Financing obligations	233,668	(110,306)	6,015	—	(15,056)
Promissory notes	—	(5,889)	—	3,400	(5,372)
	$292,343	$(164,796)	$6,988	$17,926	$(47,871)
The Company assumed $30,516 and $173,430 of finance lease obligations and financing obligations, respectively, upon the MacKellar acquisition (note 21(a)). Subsequent to the acquisition, the Company paid out $18,509 and $73,657 of the acquired financing lease obligations and financing obligations, respectively.
d) Financing obligations
During the year ended December 31, 2023, the Company recorded new financing obligations of $233,668. Of the new financing obligations, $173,430 was assumed upon the MacKellar acquisition (note 21(a)) and $73,657 was extinguished subsequent to the acquisition. The remaining financing contracts assumed upon acquisition expire between March 2024 and October 2028 with annual interest rates between 1.99% and 8.11%. Other new financing contracts expire in September 2026. The Company is required to make monthly payments over the life of the contracts with annual interest rates between 6.72% and 7.17%. The financing obligations are secured by the corresponding property, plant and equipment.
During the year ended December 31, 2022, the Company recorded no new financing obligations.
e) Promissory notes
During the year ended December 31, 2023, the Company recorded no new promissory notes.
During the year ended December 31, 2022, the Company recorded a new equipment promissory note of $3.4 million. The contract expires on May 13, 2026. The Company is required to make monthly payments over the life of the contract with an annual interest rate of 5.85%. The promissory note is secured by the corresponding property, plant and equipment.
f) Mortgage
The mortgage has a maturity date of November 1, 2046, and bears variable interest at a floating base rate of 5.60% minus a variance of 2.20%, equal to 3.40%. The mortgage is secured by the corresponding land and building in Acheson, Alberta.

Consolidated Financial Statements December 31, 2023	F - 24	North American Construction Group Ltd.

g) Deferred financing costs

	December 31, 2023	December 31, 2022
Cost	$6,336	$6,336
Accumulated amortization	2,822	1,965
	$3,514	$4,371
14. Other long-term obligations

	Note	December 31, 2023	December 31, 2022
DSU liabilities	20(c)	$21,361	$13,159
Long-term contract liabilities	5(b)	16,114	—
Obligation related to MacKellar acquisition		93,356	—
Obligation related to DGI acquisition		—	2,142
Other		3,526	3,275
		$134,357	$18,576
15. Financial instruments and risk management
a) Fair value measurements
In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis are used to determine the fair value of the Company’s financial instruments. All methods of fair value measurement result in a general approximation of fair value and such value may never actually be realized.
The fair values of the Company’s cash, accounts receivable, accounts payable, and accrued liabilities approximate their carrying amounts due to the nature of the instrument or the relatively short periods to maturity for the instruments. The Credit Facility has a carrying value that approximates the fair value due to the floating rate nature of the debt. The promissory notes have a carrying value that is not materially different than their fair value due to similar instruments bearing similar interest rates.
Financial instruments with carrying amounts that differ from their fair values are as follows:

		December 31, 2023		December 31, 2022
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Convertible debentures	Level 1	129,750	160,072	129,750	131,795
Financing obligations	Level 2	162,266	159,900	32,889	30,783
Mortgage	Level 2	28,429	22,780	29,231	24,329
Contingent consideration
The Company uses projected financial results to value the anticipated future earn-out payments. The estimated liability is based on forecasted information and as such, could result in a range of outcomes. The impact of a reasonably possible change of +/- 10% in forecasted net income on the fair value of the earn-out obligation is estimated to be between a $7,970 decrease to a $7,970 increase on the fair value as at December 31, 2023.
Reconciliation of Level 3 recurring fair value measurements:

	December 31, 2023	December 31, 2022
Balance, beginning of the year	$3,862	$4,669
Additions to level 3	114,096	—
Changes in fair value recognized in earnings	4,681	292
Changes in foreign exchange rates	3,587	—
Payments	(10,369)	(1,099)
Balance, end of the year	$115,857	$3,862
The contingent payment is based on forecasted performance for a specific customer which is expected to be paid in full. The deferred consideration is an even payout of vendor provided debt that was calculated on unaudited financial statements at acquisition and is not dependent on any future events.
The contingent payment, earn-out amounts, and deferred consideration liabilities are measured at fair value by discounting estimated future payments to their net present value using Level 3 inputs. The Company has classified

Consolidated Financial Statements December 31, 2023	F - 25	North American Construction Group Ltd.

the contingent consideration as Level 3 due to the lack of relevant observable market data over fair value inputs. The Company believes the discount rates used to discount the contingent consideration reflect market participant assumptions.
Changes in estimated fair values are recorded in the Consolidated Statements of Operations and Comprehensive Income.
b) Swap agreement
On October 5, 2022, the Company entered into a swap agreement on its common shares with a financial institution for investment purposes. As at December 31, 2023, the Company recognized a realized gain of $6,612 (December 31, 2022 - $nil) and an unrealized gain of $229 (December 31, 2022 - $778) on this agreement based on the difference between the par value of the converted shares and the expected price of the Company's shares at contract maturity. The agreement is for 200,678 shares at a par value of $14.38, and an additional 458,400 shares at a par value of $18.94. The fair value of the shares as at December 31, 2023, was $27.65. The fair value of the unrealized shares is recorded in other assets (note 10) on the Consolidated Balance Sheets. The swap has not been designated as a hedge for accounting purposes and therefore changes in the fair value of the derivative are recognized in the Consolidated Statements of Operations and Comprehensive Income. Subsequent to year-end, this swap agreement was completed on January 3, 2024.
c) Risk management
The Company is exposed to liquidity, market and credit risks associated with its financial instruments. The Company will from time to time use various financial instruments to reduce market risk exposures from changes in foreign currency exchange rates and interest rates. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company’s operating activities.
The Company is also exposed to concentration risk through its revenues which is mitigated by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract. The Company has further mitigated this risk through diversification of its operations. This diversification has primarily come through investments in joint ventures which are accounted for using the equity method. Revenues from these investments are not included in consolidated revenue.
d) Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages this risk by monitoring and reviewing actual and forecasted cash flows and the effect on bank covenants. The Company meets its liquidity needs from various sources including cash generated by operating activities, cash borrowings under the Credit Facility and financing through operating and financing leases and capital equipment financing. The Company has unused borrowing availability of $129.3 million on the Credit Facility (December 31, 2022 - $88.0 million) and an additional $60.1 million in borrowing availability under finance lease obligations (December 31, 2022 - $46.6 million). The Company believes that it has sufficient cash balances and availability under the Credit Facility to meet its foreseeable operating requirements.
e) Market risk
Market risk is the risk that the future revenue or operating expense related cash flows, the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company’s financial assets and liabilities held, non-trading physical assets and contract portfolios.
To manage the exposure related to changes in market risk, the Company has used various risk management techniques. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency.
The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.
i) Foreign exchange risk
The Company is exposed to foreign exchange risk due to a significant portion of our operations occurring in currencies other than CAD, primarily AUD and USD. Fluctuations in FX rates may result in a positive or negative

Consolidated Financial Statements December 31, 2023	F - 26	North American Construction Group Ltd.

impact on our Consolidated Statements of Operations and Comprehensive Income and the translation of the Consolidated Balance Sheet. The Company does not hedge for this foreign exchange translation risk.
The Company regularly transacts in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. The Company may fix its exposure in Canadian Dollar, US Dollar or the Australian Dollar for these short-term transactions, if material. The Company's Credit Facility allows for borrowings in both the Canadian Dollar and Australian Dollar to help manage these transactions.
ii) Interest rate risk
The Company is exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of its financial instruments. Interest expense on borrowings with floating interest rates, including the Company’s Credit Facility, varies as market interest rates change. At December 31, 2023, the Company held $317.5 million of floating rate debt pertaining to its Credit Facility (December 31, 2022 – $180.0 million). As at December 31, 2023, holding all other variables constant, a 100 basis point change to interest rates on the outstanding floating rate debt will result in $3.2 million corresponding change in annual interest expense.
The fair value of financial instruments with fixed interest rates fluctuate with changes in market interest rates. However, these fluctuations do not affect earnings, as the Company’s debt is carried at amortized cost and the carrying value does not change as interest rates change.
The Company manages its interest rate risk exposure by using a mix of fixed and variable rate debt.
f) Credit risk
Credit risk is the risk that financial loss to the Company may be incurred if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company manages the credit risk associated with its cash by holding its funds with what it believes to be reputable financial institutions. The Company is exposed to concentration risk through its revenue which is mitigated by the customers being large investment grade organizations. The Company is also exposed to credit risk through its accounts receivable and contract assets as a significant portion of revenue is derived from a small group of customers. Credit risk for trade and other accounts receivables and contract assets are managed through established credit monitoring activities. The credit worthiness of new customers is subject to review by management though consideration of type of customer and the size of the contract. The Company has also mitigated risk through diversification of its operations through investments in joint ventures and acquisitions. Joint ventures are accounted for using the equity method and therefore our share of revenues, accounts receivable and contract assets are not included in the tables below.
Where the Company generates revenue under its subcontracting arrangement with MNALP, the final end customer is represented in the tables below.
The following customers accounted for 10% or more of total revenues:

Year ended December 31,	2023	2022
Customer A	27%	21%
Customer B	23%	31%
Customer C	20%	24%
Customer D	9%	14%
All significant customers that exceed 10% of revenue in 2023 and 2022 fall under the Heavy Equipment - Canada segment.
The following customers represented 10% or more of accounts receivable and contract assets:

	December 31, 2023	December 31, 2022
Customer 1	22%	—%
Customer 2	16%	32%
Customer 3	13%	16%
Customer 4	9%	15%
Customer 5	2%	11%

Consolidated Financial Statements December 31, 2023	F - 27	North American Construction Group Ltd.

Customer 1 relates to the Heavy Equipment - Australia segment. All remaining significant customers that exceed 10% of accounts receivable and contract assets in 2023 and 2022 fall under the Heavy Equipment - Canada segment.
The Company’s exposure to credit risk for accounts receivable and contract assets is as follows:

	December 31, 2023	December 31, 2022
Trade accounts receivable	$65,386	$39,625
Holdbacks	363	372
Accrued trade receivables	16,556	33,207
Contract receivables, included in accounts receivable	$82,305	$73,204
Other receivables	15,550	10,607
Total accounts receivable	$97,855	$83,811
Contract assets	35,027	15,802
Total	$132,882	$99,613
Payment terms are per the negotiated customer contracts and generally range between net 15 days and net 60 days. As at December 31, 2023, and December 31, 2022, trade receivables and holdbacks are aged as follows:

	December 31, 2023	December 31, 2022
Not past due	$53,007	$31,923
Past due 1-30 days	8,790	6,190
Past due 31-60 days	1,772	1,174
More than 61 days	2,180	710
Total	$65,749	$39,997
As at December 31, 2023, the Company has recorded an allowance for credit losses of $nil (December 31, 2022 - $nil).
16. Shares
a) Common shares

	Common shares	Treasury shares	Common shares, net of treasury shares
Issued and outstanding at December 31, 2021	30,022,928	(1,564,813)	28,458,115
Retired through share purchase program	(2,195,646)	—	(2,195,646)
Purchase of treasury shares	—	(26,012)	(26,012)
Settlement of certain equity classified stock-based compensation	—	184,364	184,364
Issued and outstanding at December 31, 2022	27,827,282	(1,406,461)	26,420,821
Purchase of treasury shares	—	(20,955)	(20,955)
Settlement of certain equity classified stock-based compensation	—	337,229	337,229
Issued and outstanding at December 31, 2023	27,827,282	(1,090,187)	26,737,095
Upon settlement of certain equity classified stock-based compensation during the year ended December 31, 2023, the Company withheld the cash equivalent of 234,728 shares for $5,479 to satisfy the recipient tax withholding requirements (year ended December 31, 2022 - 112,583 shares for $1,591).

Consolidated Financial Statements December 31, 2023	F - 28	North American Construction Group Ltd.

b) Net income per share

Year ended December 31,	2023	2022
Net income	$63,141	$67,372
Interest from convertible debentures (after tax)	5,925	5,893
Diluted net income available to common shareholders	$69,066	$73,265

Weighted-average number of common shares	26,566,846	27,406,140
Weighted-average effect of dilutive securities
Dilutive effect of treasury shares	1,260,436	1,485,275
Dilutive effect of 5.00% convertible debentures	2,148,438	2,095,236
Dilutive effect of 5.50% convertible debentures	3,051,020	3,020,199
Weighted-average number of diluted common shares	33,026,740	34,006,850

Basic net income per share	$2.38	$2.46
Diluted net income per share	$2.09	$2.15
For the years ended December 31, 2023, and December 31, 2022, all securities were dilutive.
c) Share purchase program
On April 11, 2022, the Company commenced a normal course issuer bid ("NCIB") under which a maximum number of 2,113,054 common shares were authorized to be purchased. During the year ended December 31, 2022, the Company purchased and subsequently cancelled 2,113,054 shares under this NCIB, which resulted in a decrease to common shares of $16,824 and a decrease to additional paid-in capital of $15,827. This NCIB is now complete, with the purchase and cancellation of the maximum number of shares.
During the year ended December 31, 2022, the Company purchased and subsequently cancelled 82,592 shares under another NCIB which commenced on April 9, 2021, which resulted in a decrease to common shares of $665 and a decrease to additional paid-in capital of $816. This NCIB terminated April 8, 2022.
d) Dividends

	Date declared	Per share	Shareholders on record as of	Paid or payable to shareholders	Total paid or payable
Q1 2022	February 15, 2022	$0.08	March 4, 2022	April 8, 2022	$2,277
Q2 2022	April 26, 2022	$0.08	May 27, 2022	July 8, 2022	$2,232
Q3 2022	July 26, 2022	$0.08	August 31, 2022	October 7, 2022	$2,127
Q4 2022	October 25, 2022	$0.08	November 30, 2022	January 6, 2023	$2,098
Q1 2023	February 14, 2023	$0.10	March 3, 2023	April 6, 2023	$2,621
Q2 2023	April 25, 2023	$0.10	May 26, 2023	July 7, 2023	$2,641
Q3 2023	July 25, 2023	$0.10	August 31, 2023	October 6, 2023	$2,674
Q4 2023	October 31, 2023	$0.10	November 30, 2023	January 5, 2024	$2,674
17. Segmented information
a) General information
The Company provides a wide range of mining and heavy civil construction services to customer in the resource development and industrial construction sectors within Canada, the United States, and Australia. A significant portion of our services are primarily focused on supporting the construction and operation of surface mines. The Company considers the basis on which it is organized, including geographic areas, to identify its operating segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision makers ("CODMs") are the President & CEO and the CFO of the Company.
The Company’s reportable segments are Heavy Equipment - Canada, Heavy Equipment - Australia, and Other. Heavy Equipment - Canada and Heavy Equipment - Australia include all of aspects of the mining and heavy civil construction services provided within those geographic areas. Other includes our mine management contract work in the United States, our external maintenance and rebuild programs and our equity method investments.
Segment performance is evaluated by the CODMs based on gross profit and is measured consistently with gross profit in the consolidated financial statements. Inter-segment revenues are eliminated on consolidation and reflected in the Eliminations column.

Consolidated Financial Statements December 31, 2023	F - 29	North American Construction Group Ltd.

b) Results by reportable segment

For the year ended December 31, 2023	Heavy Equipment - Canada	Heavy Equipment - Australia	Other	Eliminations	Total
Revenue from external customers	$760,590	$153,877	$17,981	$—	$932,448
Revenue from intersegment transactions	6,330	4,731	21,982	(8,271)	24,772
Depreciation expense	116,660	13,240	—	1,419	131,319
Segment gross profits	104,167	40,607	11,986	(2,543)	154,217
Segment assets	1,079,370	718,114	101,709	(352,715)	1,546,478
Purchase of property, plant and equipment	146,442	56,367	—	—	202,809

For the year ended December 31, 2022	Heavy Equipment - Canada	Heavy Equipment - Australia	Other	Eliminations	Total
Revenue from external customers	$700,863	$30,693	$21,016	$—	$752,572
Revenue from intersegment transactions	7,923	—	35,947	(26,903)	16,967
Depreciation expense	119,054	183	—	31	119,268
Segment gross profits	81,754	6,721	15,627	(2,554)	101,548
Segment assets	874,374	29,361	94,702	(18,924)	979,513
Purchase of property, plant and equipment	111,295	204	—	—	111,499
Revenue from intersegment transactions includes transactions with the Company's joint ventures accounted for using the equity method which are not eliminated upon consolidation.
c) Reconciliation
Income before income taxes

For the year ended December 31,	2023	2022
Total gross profit for reportable segments	$154,217	$101,548
Less: unallocated corporate items:
General and administrative costs	56,844	29,855
Loss on disposal of property, plant and equipment	1,659	536
Equity earnings in affiliates and joint ventures	(25,815)	(37,053)
Interest expense	36,948	24,543
Change in fair value of contingent consideration	4,681	—
Gain on derivative financial instruments	(6,063)	(778)
Income before income taxes	$85,963	$84,445
d) Geographic information
Revenue

	2023	2022
Canada	$795,472	733,328
Australia	151,789	24,187
United States	9,959	12,024
	$957,220	769,539
Revenue from external customers is attributed to countries on the basis of the customer's location.
Long lived assets

	2023	2022
Canada	$601,537	665,936
Australia	568,306	7,581
	$1,169,843	673,517
Long lived assets consists of property, plant and equipment, lease assets, deferred tax assets, and other assets including intangibles. Geographic information is attributed to countries based on the location of the assets.

Consolidated Financial Statements December 31, 2023	F - 30	North American Construction Group Ltd.

18. Cost of sales

Year ended December 31,	2023	2022
Salaries, wages and benefits	$292,226	$241,113
Repair parts and consumable supplies	198,730	131,460
Subcontractor services	100,572	91,666
Equipment and component sales	46,084	41,302
Third-party equipment rentals	18,727	22,964
Fuel	8,410	12,963
Other	6,935	7,255
	$671,684	$548,723
19. Interest expense, net

Year ended December 31,	2023	2022
Credit Facility	$16,781	$9,250
Convertible debentures	6,843	6,861
Equipment financing	5,046	3,344
Interest on customer supply chain financing	4,493	2,196
Mortgage	979	1,006
Amortization of deferred financing costs	1,635	1,076
Interest expense	35,777	23,733
Other interest expense, net	1,171	810
	$36,948	$24,543
20. Stock-based compensation
Stock-based compensation expenses included in general and administrative expenses are as follows:

Year ended December 31,	Note	2023	2022
Restricted share unit plan	20(a)	$2,702	$2,154
Performance restricted share unit plan	20(b)	2,677	2,522
Deferred stock unit plan	20(c)	10,449	104
		$15,828	$4,780
a) Restricted share unit plan
Restricted Share Units ("RSUs") are granted each year to executives and other key employees with respect to services to be provided in that year and the following two years. The majority of RSUs vest at the end of a three-year term. The Company settles RSUs with common shares purchased on the open market through a trust arrangement.

	Number of units	Weighted-average exercise price $ per share
Outstanding at December 31, 2021	553,411	13.55
Granted	167,631	15.55
Vested	(169,689)	14.13
Forfeited	(15,455)	13.41
Outstanding at December 31, 2022	535,898	14.44
Granted	199,468	27.44
Vested	(256,193)	8.77
Forfeited	(13,867)	17.60
Outstanding at December 31, 2023	465,306	23.04
At December 31, 2023, there were approximately $5,662 of unrecognized compensation costs related to non-vested share-based payment arrangements under the RSU plan (December 31, 2022 – $3,479) and these costs are expected to be recognized over the weighted-average remaining vesting term of the RSUs of 1.6 years (December 31, 2022 – 1.3 years). During the year ended December 31, 2023, 256,193 units vested, which were settled with common shares purchased through a trust arrangement (December 31, 2022 - 169,689 units vested and settled).

Consolidated Financial Statements December 31, 2023	F - 31	North American Construction Group Ltd.

b) Performance restricted share unit plan
Performance Restricted Share Units ("PSUs") are granted each year to senior management employees with respect to services to be provided in that year and the following two years. The PSUs vest at the end of a three-year term and are subject to performance criteria approved by the Human Resources and Compensation Committee at the grant date. The Company settles PSUs with common shares purchased through a trust arrangement.

	Number of units	Weighted-average exercise price $ per share
Outstanding at December 31, 2021	426,569	12.06
Granted	116,775	15.55
Vested	(111,630)	14.13
Outstanding at December 31, 2022	431,714	12.47
Granted	101,597	25.62
Vested	(213,623)	8.48
Outstanding at December 31, 2023	319,688	19.32
At December 31, 2023, there were approximately $3,655 of total unrecognized compensation costs related to non–vested share–based payment arrangements under the PSU plan (December 31, 2022 - $3,251) and these costs are expected to be recognized over the weighted-average remaining vesting term of the PSUs of 1.5 years (December 31, 2022 - 1.3 years). During the year ended December 31, 2023, 213,623 units vested, which were settled with common shares purchased through a trust arrangement at a factor of 1.48 common shares per PSU based on performance against grant date criteria (December 31, 2022 - 111,630 units at a factor of 1.14 vested and settled).
The Company estimated the fair value of the PSUs granted during the years ended December 31, 2023 and 2022 using a Monte Carlo simulation with the following assumptions:

	2023	2022
Risk-free interest rate	4.21%	3.14%
Expected volatility	38.90%	48.70%
c) Deferred stock unit plan
Prior to January 1, 2021, under the Company’s shareholding guidelines non-officer directors of the Company were required to receive at least 50% and up to 100% of their annual fixed remuneration in the form of DSUs, at their election. The shareholding guidelines were amended effective January 1, 2021, to require directors to take at least 60% of their annual fixed remuneration in the form of DSUs if they do not meet shareholding guidelines, and to take between 0% and 100% of their annual fixed remuneration in the form of DSUs if they do meet shareholding guidelines. In addition to directors, eligible executives can elect to receive up to 50% of their annual short term incentive plan compensation in the form of DSUs.
The DSUs vest immediately upon issuance and are only redeemable upon departure, retirement or death of the participant. DSU holders that are not US taxpayers may elect to defer the redemption date until a date no later than December 1 of the calendar year following the year in which the departure, retirement or death occurred.

Number of units
Outstanding at December 31, 2021	932,644
Granted	87,569
Redeemed	—
Outstanding at December 31, 2022	1,020,213
Granted	31,575
Redeemed	(286,152)
Outstanding at December 31, 2023	765,636
At December 31, 2023, the fair market value of these units was $27.90 per unit (December 31, 2022 – $17.90 per unit). At December 31, 2023, the current portion of DSU liabilities of $nil was included in accrued liabilities (December 31, 2022 - $5,099) and the long-term portion of DSU liabilities of $21,361 was included in other long-term obligations (December 31, 2022 - $13,159) in the Consolidated Balance Sheets. During the year ended December 31, 2023, there were 286,152 units redeemed and settled in cash for $7,817 (December 31, 2022 - 0 units were redeemed and settled in cash for $nil). There is no unrecognized compensation expense related to the DSUs since these awards vest immediately upon issuance.

Consolidated Financial Statements December 31, 2023	F - 32	North American Construction Group Ltd.

21. Business acquisitions
a) MacKellar Group
On October 1, 2023, the Company acquired 100% of the shares and business of MacKellar Group (“MacKellar”), a privately owned Australia-based provider of heavy earthworks solutions to the mining and civil sectors for total consideration of $179,668 including a cash payment and contingent consideration comprised of a contingent payment based on forecasted performance for a specific customer which is expected to be paid in full, an earn-out mechanism based on MacKellar’s future net income generated over four years, and deferred consideration which is a vendor provided debt mechanism to be paid out evenly over four years and is estimated based on unaudited financial statements at closing. The acquisition of MacKellar significantly expands the Company's capability and allows the Company to serve a highly valuable and diversified base of customers globally.
The following table summarizes the total consideration paid for MacKellar and the fair values of the assets acquired and liabilities assumed at the acquisition date:

October 1, 2023
Cash consideration	$65,572
Earn-out at estimated fair value	79,839
Deferred consideration at estimated fair value	27,014
Contingent payment at estimated fair value	7,243
Total consideration transferred	$179,668

Equipment financing assumed	203,946
Total purchase price	$383,614

Purchase price allocation to assets acquired and liabilities assumed:
Cash	$13,901
Accounts receivable	65,033
Contract assets	713
Inventories	12,155
Prepaid expenses	2,187
Property, plant and equipment	394,394
Investments in affiliates and joint ventures	85
Intangible assets	690
Accounts payable	(45,829)
Accrued liabilities	(22,464)
Other long-term obligations	(16,934)
Deferred income tax liabilities	(20,317)
Third party equipment financing assumed:
Financing obligations	(173,430)
Finance leases	(30,516)
Total identifiable net assets at fair value	$179,668
NACG’s existing Credit Facility funded the payout of the third party equipment financing assumed as part of the Transaction in the amount of $73,657 for financing obligations and $18,509 for finance leases.
The fair value of the assets acquired includes $65,033 of accounts receivable, comprised of trade and other receivables. The gross amount of accounts receivable approximates its fair value with no expected uncollectible amounts as of the acquisition date.
The fair value of the assets acquired includes $394,394 of property, plant and equipment. The Company engaged a third-party specialist to determine the fair value of the property, plant and equipment using a market based approach based primarily on the selling price of comparable assets.
During the period from acquisition to December 31, 2023, the Company recognized $122,519 or 12.8% of revenue and $13,946 or 22.1% of net income from MacKellar recorded in the Consolidated Statement of Operations and Comprehensive Income.
The following unaudited pro forma information gives effect to the transaction as if it had occurred on January 1, 2022. The unaudited pro forma results are presented for informational purposes only and are not necessarily indicative of what the actual results of operations of the combined company would have been if the acquisition had occurred on January 1, 2022, nor are they indicative of future results of operations.

Consolidated Financial Statements December 31, 2023	F - 33	North American Construction Group Ltd.

Year ended December 31,	2023	2022
Revenue	$1,296,328	$1,086,460
Net income	89,658	78,261
These pro forma amounts have been calculated after applying NACG's accounting policies and adjusting the results of MacKellar to reflect the depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant, and equipment had been applied from January 1, 2022, with the consequential tax effects.
During the year ended December 31, 2023, the Company recognized $7,095 of acquisition-related costs in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income. The fiscal 2023 unaudited pro forma net income above was adjusted to exclude the impact of acquisition-related transaction costs. These acquisition costs have been reflected in the pro forma earnings for the year ended December 31, 2022, in the table above.
b) ML Northern Services Ltd.
On October 1, 2022, the Company acquired 100% of the shares and business of ML Northern Services Ltd. ("ML Northern"), a privately-owned heavy equipment servicing company specializing in mobile fuel, lube, and steaming services based in Fort McMurray, Alberta, for total consideration of $8,002, comprised of a purchase price of $13,723 for property, plant and equipment and working capital, less assumed lease liabilities of $5,721.
The following table summarizes the total consideration paid for ML Northern and the fair value of the assets acquired and liabilities assumed at the acquisition date:

Purchase price allocation to assets acquired and liabilities assumed:	October 1, 2022
Property, plant and equipment and working capital
Cash	$795
Accounts receivable	4,068
Prepaid expenses	30
Property, plant and equipment	9,562
Operating lease right-of-use asset	131
Accounts payable	(48)
Accrued liabilities	(599)
Deferred tax liabilities	(216)
$13,723
Lease liabilities
Finance lease liabilities	$(5,595)
Operating lease liabilities	(126)
$(5,721)
Total identifiable net assets at fair value	$8,002
The Company paid cash consideration of $3,000 and recorded deferred consideration of $5,002 included in accrued liabilities at December 31, 2022. During the year ended December 31, 2022, the Company recognized $95 of acquisition-related costs associated with professional and legal advisory fees in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income.
During the year ended December 31, 2022, the Company recognized $5,224 of revenue and $1,094 of net income from ML Northern recorded in the Consolidated Statement of Operations and Comprehensive Income. Pro forma disclosures related to the effect of the acquisition have been excluded on the basis of immateriality.
Deferred consideration of $5,002 was paid during the year ended December 31, 2023.

Consolidated Financial Statements December 31, 2023	F - 34	North American Construction Group Ltd.

22. Other information
a) Supplemental cash flow information

Year ended December 31,	2023	2022
Cash paid during the year for:
Interest	$33,498	$24,084
Income taxes	1,370	—
Cash received during the year for:
Interest	446	177
Non-cash transactions:
Addition of property, plant and equipment by means of finance leases	28,159	8,931
Addition of property, plant and equipment by means of finance leases assumed through acquisition	30,516	—
Increase in assets held for sale, offset by property, plant and equipment	10,927	4,276
Non-cash working capital exclusions:
Net increase in accounts receivable related to realized gain on derivative financial instruments	4,015	—
Net decrease (increase) in accounts payable and accrued liabilities related to loans from affiliates and joint ventures	2,113	(13,500)
Net decrease in accrued liabilities related to conversion of bonus compensation to deferred stock units	—	639
Net increase in accrued liabilities related to the current portion of deferred stock unit liability	—	(5,099)
Net increase in accrued liabilities related to the current portion of contingent consideration	(7,342)	—
Net increase in accrued liabilities related to taxes payable	367	(362)
Net increase in accrued liabilities related to dividend payable	(576)	(961)
Net increase in accrued liabilities related to deferred consideration for acquisition of MacKellar	(13,439)	—
Net increase in accrued liabilities related to deferred consideration for acquisition of ML Northern	—	(5,002)
Non-cash working capital transactions related to acquisitions (note 21)
Increase in accounts receivable	65,033	4,068
Increase in contract assets	713	—
Increase in inventory	12,155	—
Increase in prepaid expenses	2,187	30
Increase in accounts payable	(45,829)	(48)
Increase in accrued liabilities	(22,464)	(599)
Non-cash working capital movement from change in foreign exchange rates
Increase in accounts receivable	2,073	—
Increase in contract assets	23	—
Increase in inventory	387	—
Increase in prepaid expenses	70	—
Increase in accounts payable	(1,727)	—
Increase in accrued liabilities	(828)	—
b) Net change in non-cash working capital
The table below represents the cash provided by (used in) non-cash working capital:

Year ended December 31,	2023	2022
Operating activities:
Accounts receivable	$57,077	$(10,956)
Contract assets	(18,489)	(6,043)
Inventories	(2,522)	(5,354)
Contract costs	—	2,673
Prepaid expenses and deposits	6,379	(3,453)
Accounts payable	9,585	12,750
Accrued liabilities	372	(989)
Contract liabilities	(1,352)	(1,938)
	$51,050	$(13,310)
23. Comparative figures
Certain comparative figures have been reclassified from statements previously presented to conform to the presentation of the current year.

Consolidated Financial Statements December 31, 2023	F - 35	North American Construction Group Ltd.

24. Contingencies
During the normal course of the Company's operations, various disputes, legal and tax matters are pending. In the opinion of management involving the use of significant judgement and estimates, these matters will not have a material effect on the Company's consolidated financial statements.

Consolidated Financial Statements December 31, 2023	F - 36	North American Construction Group Ltd.